SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 03, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 03, 2013

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

3 April 2013

Smith & Nephew plc announces that it received notification on 2 April 2013 that transactions by directors or persons discharging managerial responsibilities ("PDMRs") took place, following the vesting of Share Awards granted on 1 April 2011 as detailed below:

Name of Director / PDMR	Number of Ordinary Shares / ADS vested	Number of Ordinary Shares / ADS disposed (i)	Number of Ordinary Shares / ADS following notification
Olivier Bohuon (ii)	66,667 Ords	16,689 Ords	109,841 Ords
John Campo	7,077 ADS	3,372 ADS	98,841 Ords (including 18,839 ADS)
Michael Frazzette	8,846 ADS	3,362 ADS	156,160 Ords (including 24,734 ADS)
R Gordon Howe	4,423 ADS	1,448 ADS	74,170 Ords (including 14,834 ADS)
G Kelvin Johnson	35,324 Ords	0 Ords	95,371 Ords
Roger Teasdale	44,155 Ords	23,032 Ords	65,930 Ords

Notes:

i)          Ordinary Shares and American Depositary Shares ("ADS") were sold to settle the income tax liability which arose on vesting. The market value of the Ordinary Shares and ADS acquired and sold on 2 April 2013 was 763.0789p per Ordinary Share and $58.15 per ADS, respectively.

ii)         The award was granted over 200,000 Ordinary Shares on 1 April 2011. One third of the award vested on 1 April 2012, a further third vested on 1 April 2013 and, subject to continued employment, the final third will vest on 1
             April 2014.

iii) One ADS is equivalent to five Ordinary Shares of US$0.20 each.

iv) The transactions took place in London, UK and New York, USA.

v) The percentage of issued share capital acquired, disposed and held following notification are all under 0.1% of the total issued share capital of the Company.

vi) This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646